Mail Stop 4561

      September 25, 2007

Ron Kallus
President and Chief Executive Officer
VGTel, Inc.
2 Ingrid Road
Setauket, NY 11733-2218

	Re:	VGTel, Inc.
		Amendment No. 6 to the Registration Statement on Form
SB-2
		Filed August 22, 2007
		File No. 333-134408

Dear Mr. Kallus:

	We have reviewed your amended registration statement and have the following comments.

Form SB-2/A

General

1. Please refer to prior comment 1 from our letter dated April 6, 2007. We note the revisions to your prospectus in response to our prior comment. However, you should also revise your disclosure in the forepart of the prospectus to make it clear to potential investors that your sole customer is a related party. For example, this fact should be noted in the Summary section under the subheading "Business" and in the first risk factor on page 7.

Equity Compensation Plan, page 16

2. Your disclosure states that neither your officers nor directors have been paid any compensation. However, your financial statements and related disclosure in Results of Operations state $15,000 and $56,000 was paid for "Officer`s compensation and rent" for the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2007, respectively. Please revise to correct this apparently inconsistent disclosure.


Part II

Exhibit 5.1

3. Please revise your legal opinion to opine separately on the
800,000
shares of common stock outstanding and the 3,200,000 shares of common stock issuable upon exercise of the warrants described in the registration statement that are being registered for this offering.

4. We note counsel`s limitation that members of its firm are admitted to the bar in the State of Arizona and not licensed to practice law in the State of Nevada. We will accept an opinion of counsel on a jurisdiction in which counsel is not admitted to practice so long as the opinion is not qualified as to jurisdiction. In this regard, counsel should revise the opinion to delete any reference to its members being admitted in Arizona.




*	*	*	*	*




	As appropriate, please amend your registration statement in response to these comments. Your amendment should be accompanied by a marked copy that conforms to the requirements of Item 310 of Regulation S-T. The submission of a marked version in HTML format that shows the changes made within the paragraphs of your the
amendment will expedite our review.   Please furnish a cover
letter
with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      In prior response letters you have generally stated that you revised disclosure without providing a detailed response to questions in our comments or providing an indication of the location of changes in the prospectus made in response to our comments. Please note that appropriately detailed response letters greatly facilitate our ability to quickly and efficiently review amended filings. Please consider providing a more comprehensive response letter with your next amendment.




	You may contact Kathleen Collins, Branch Chief - Accounting, at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3730 with any other questions.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Via Facsimile (480) 816-9241
	William D. O`Neal, Esq.
	The O`Neal Law Firm, P.C.
	Telephone: (480) 812-5058
Ron Kallus
VGTel, Inc.
September 25, 2007
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